

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2007

Mr. Marc Hazout
Chief Executive Officer
Silver Dragon Resources, Inc.
1121 Steeles Avenue West, Suite 803
Toronto, Ontario, Canada M2R-3W7

> **Re: Silver Dragon Resources, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2007**
> **Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2006**
> **Filed March 14, 2007**
> **File No. 000-29657**

Dear Mr. Hazout:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief